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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 IEH CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                   456092 10 5
                                 (CUSIP Number)

                                  Gerard Deiss
                          16 Rue De La Mare Chantreuil
                                    F-78.490
                                Mere Par Montfort
                                L'Amaury, France
                                  1.34.86.13.32
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                December 8, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP No. 456092 10 5

1)   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Gerard Deiss
                  N/A

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (a)  [ ]
                                                              (b)  [ ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
         PF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         France


NUMBER OF                    7)      SOLE VOTING POWER
SHARES                                         547,000
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                                         None
EACH                         9)      SOLE DISPOSITIVE POWER
REPORTING                                      547,000
PERSON WITH                  10)     SHARED DISPOSITIVE POWER
                                                None

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  547,000

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.7%

14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN



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         Gerard Deiss hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 25, 1988, as amended by Amendment No. 1 filed with the SEC on September 28, 1988, Amendment No. 2 filed with SEC on January 18, 1989, Amendment No. 3 filed with the SEC on July 12, 1989, Amendment No. 4 filed with the SEC on December 14, 1989, and as further amended by Amendment No. 5 filed with the SEC on December 11, 1990 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.50 per share ("Common Stock"), of IEH Corporation, a New York corporation (the "Company").

"Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule is hereby amended by adding the following text:


               On December 8, 2000, the shares of Common Stock owned by
               Mr. Deiss through a Liechtenstein trust were transferred back to Mr. Deiss. Mr. Deiss continues to have sole voting and disposition power over such shares.



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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 16, 2001



                                                    /s/ Gerard Deiss
                                                    -------------------------
                                                    Gerard Deiss








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